Unknown;Steven R. Mark;
                                                                      EXHIBIT 99

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED FINANCIAL STATEMENTS AND
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                      CONSOLIDATED STATEMENT OF INCOME AND
                  AVAILABLE SEPARATE CONSOLIDATED NET INCOME
                                  (Unaudited)


                                       Three Months Ended   Nine Months Ended
                                         September 30,        September 30,
                                        1997       1996      1997     1996
                                      -------   --------    -------  -------
                                 (Dollars in Millions Except Per Share Amounts)
Revenues
Net sales
  Outside customers                 $3,040.3   $2,590.8    $8,737.8  $7,560.9
  General Motors and affiliates      1,077.2    1,219.3     3,773.5   3,895.4
Other (loss) income - net               (4.8)      (2.3)      495.2     134.1
                                   ---------  ---------   --------- ---------
    Total revenues                   4,112.7    3,807.8    13,006.5  11,590.4
                                     -------    -------    --------  --------

Costs and expenses
Cost of sales and other operating charges,
  exclusive of items listed below    3,126.2    2,890.5     9,668.0   8,781.6
Selling, general, and administrative
  expenses                             435.9      383.6     1,312.4   1,041.9
Depreciation and amortization          179.6      146.7       491.2     407.9
Amortization of GM purchase accounting
  adjustments related to Hughes
  Aircraft Company                      30.5       30.5        91.7      91.7
Interest expense - net                  14.0        5.1        41.7      11.7
                                    --------  ---------  --------------------
    Total costs and expenses         3,786.2    3,456.4    11,605.0  10,334.8
                                     -------    -------    --------  --------

Income before income taxes and
  minority interests                   326.5      351.4     1,401.5   1,255.6
Income taxes                           112.8      144.7       498.1     508.4
Minority interests in net (income) losses
  of subsidiaries                       (4.0)      14.8        21.7      31.4
                                      ------     ------      ------    ------
    Net income                         209.7      221.5       925.1     778.6
Adjustments to exclude the effect of
  GM purchase accounting adjustments
  related to Hughes Aircraft Company    30.5       30.5        91.7      91.7
                                        ----       ----        ----      ----
    Earnings Used for Computation of
      Available Separate Consolidated
      Net Income                       $240.2    $252.0    $1,016.8    $870.3
                                        =====     =====     =======     =====

Available Separate Consolidated Net Income
  Average number of shares of General Motors
    Class H Common Stock outstanding
    (in millions)(numerator)            102.0      98.8       101.2      98.2
  Class H dividend base (in millions)
    (denominator)                       399.9     399.9       399.9     399.9
  Available Separate Consolidated
    Net Income                          $61.3     $62.3      $257.1    $213.5
                                         ====      ====       =====     =====

Earnings Per Share Attributable to General
  Motors Class H Common Stock           $0.60     $0.63       $2.54     $2.18
                                         ====      ====        ====      ====

Certain  1996  amounts  have  been   reclassified   to  conform  with  the  1997
presentation.

Reference should be made to the Notes to Consolidated Financial Statements.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET


                                                   September 30,
                                                        1997       December 31,
                                                    (Unaudited)        1996
                                                   -------------    -----------
                                                      (Dollars in Millions
                                                    Except Per Share Amount)
                     ASSETS

Current assets
Cash and cash equivalents                            $1,443.1      $1,161.3
Accounts and notes receivable
  Trade receivables (less allowances)                 1,303.9       1,200.6
  General Motors and affiliates                         126.1         113.4
Contracts in process, (less advances and progress
  payments)                                           2,169.4       2,186.5
Inventories (less allowances)
  Productive material, work in process, and supplies  1,577.6       1,383.1
  Finished product                                      184.1         145.4
Prepaid expenses, including deferred income taxes       694.6         568.1
                                                      -------       -------
    Total current assets                              7,498.8       6,758.4
                                                      -------       -------

Property-net                                          2,934.0       2,886.6
Telecommunications and other equipment - net          2,586.4       1,133.5
Intangible assets - net                               5,757.8       3,466.0
Investments and other assets - principally at cost
  (less allowances)                                   2,436.1       2,235.6
                                                     --------      --------
    Total assets                                    $21,213.1     $16,480.1
                                                     ========      ========




              LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities
Accounts payable
  Outside                                              $982.3        $896.4
  General Motors and affiliates                          13.0          27.5
Advances on contracts                                   753.3         868.9
Notes and loans payable                                 687.7         248.1
Income taxes payable                                    218.8         132.9
Accrued liabilities                                   1,706.2       2,025.8
                                                      -------       -------
    Total current liabilities                         4,361.3       4,199.6
                                                      -------       -------

Long-term debt and capitalized leases                 2,836.1          34.5
Postretirement benefits other than pensions           1,692.5       1,658.9
Other liabilities and deferred credits                1,873.8       1,386.4
Minority interests                                      639.4          20.8

Stockholder's equity
Capital stock (outstanding, 1,000 shares,
  par value) and additional paid-in capital           6,365.2       6,347.2
Net income retained for use in the business           3,593.9       2,968.8
                                                      -------       -------
    Subtotal                                          9,959.1       9,316.0
Minimum pension liability adjustment                   (113.5)       (113.5)
Accumulated foreign currency translation adjustments    (35.6)        (22.6)
    Total stockholder's equity                        9,810.0       9,179.9
                                                      -------       -------

    Total liabilities and stockholder's equity      $21,213.1     $16,480.1

Certain  1996  amounts  have  been   reclassified   to  conform  with  the  1997
presentation.

Reference should be made to the Notes to Consolidated Financial Statements.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)

                                                          Nine Months Ended
                                                             September 30,
                                                          -----------------
                                                           1997      1996
                                                          ------    -------
                                                       (Dollars in Millions)

Net cash provided by operating activities                 $767.4   $844.3
                                                           -----    -----

Cash flows from investing activities
  Investment in companies, net of cash acquired         (1,609.5)   (28.7)
  Expenditures for property and special tools             (351.4)  (485.0)
  Increase in telecommunications and other equipment      (456.4)  (145.5)
  Proceeds from sale and leaseback of satellite
    transponders with GMAC                                     -    252.0
  Proceeds from disposal of property                        28.2     60.9
  Decrease in notes receivable                              12.4      5.7
                                                         -------    -----
Net cash used in investing activities                   (2,376.7)  (340.6)
                                                         -------    -----

Cash flows from financing activities
  Net increase (decrease) in notes and loans payable       435.3   (397.2)
  Increase in long-term debt                             1,767.0     12.8
  Decrease in long-term debt                               (11.2)   (26.6)
  Proceeds from sale of minority interest in subsidiary        -    137.5
  Cash dividends paid to General Motors                   (300.0)  (288.0)
                                                         -------   ------
Net cash provided by (used in) financing activities      1,891.1   (561.5)
                                                         -------   ------

Net increase (decrease) in cash and cash equivalents       281.8    (57.8)
Cash and cash equivalents at beginning of the period     1,161.3  1,139.5
                                                         -------  -------
Cash and cash equivalents at end of the period          $1,443.1 $1,081.7
                                                         =======  =======


Reference should be made to the Notes to Consolidated Financial Statements.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

Note 1.
  The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting. In the opinion of management, all adjustments (consisting of only normal recurring items) which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. For further information, refer to the consolidated financial statements and notes thereto included in General Motors' (GM) 1996 Annual Report on Form 10-K, the unaudited information relating to Hughes filed as Exhibit 99 in GM's
Quarterly Reports on Form 10-Q dated March 31, 1997 and June 30, 1997, and Current Reports on Form 8-K filed subsequent to the filing date for the GM 1996 Annual Report on Form 10-K.

Note 2.
  Other (loss) income - net for the nine months ended September 30, 1997 includes a $489.7 million pre-tax gain recognized in connection with the PanAmSat merger (See Note 5); the nine months ended September 30, 1996 includes a $120.3 million pre-tax gain from the sale of a 2.5% equity interest in DIRECTV(R) to AT&T.

Note 3.
  During the first quarter of 1997, the Company's DIRECTV subsidiary changed the amortization period for certain subscriber acquisition costs related to a consumer rebate and manufacturers' incentive program. Based on guidance from the staff of the Securities and Exchange Commission, the period over which such costs are amortized has been reduced from three years to one year, equal to the length of the subscriber's prepaid programming commitment. The effect of this change on prior periods was not material.

Note 4.
   On October 6, 1997, the GM Board of Directors approved the final terms for a series of related transactions (the "Hughes Transactions") designed to address strategic challenges facing the three principal businesses of Hughes and to unlock stockholder value in GM. The transactions approved by the GM Board of Directors include the tax-free spin-off of the defense electronics business of Hughes, known as Hughes Defense, to holders of GM $1-2/3 par value and Class H common stocks, to be followed immediately by the tax-free merger of that business with Raytheon Company. At the same time, Delco Electronics, the automotive electronics subsidiary of Hughes, would be transferred from Hughes to GM's Delphi Automotive Systems unit. Finally, GM Class H common stock would be recapitalized into a GM tracking stock linked to the telecommunications and space business of Hughes.
   The GM Board of Directors also approved the formula to be used to determine the distribution ratio for the allocation of the Class A common stock of Hughes Defense between GM $1-2/3 and Class H common stockholders in connection with the Hughes Defense spin-off. GM would distribute approximately 103 million shares of Class A common stock of Hughes Defense, which will represent about 30 percent of the total equity of the combined Hughes Defense/Raytheon Company, to GM $1-2/3 and Class H common stockholders if the Hughes Transactions are approved.
   The distribution to GM Class H common stockholders will account for their tracking stock interest in Hughes Defense, plus an additional amount valued at approximately $1.733 billion to compensate for the elimination of their tracking stock interest in Delco Electronics and other factors. GM $1-2/3 common stockholders would receive the remaining shares of Class A common stock.
   In July 1997, GM received a private letter ruling from the U.S. Internal Revenue Service confirming that the spin-off of Hughes Defense would be tax free to GM and its stockholders for U.S. federal income tax purposes. In addition, GM and Raytheon have reached agreement with the U.S. Department of Justice regarding the basis upon which the merger of Hughes Defense and Raytheon can proceed consistent with the Government's enforcement of U.S. antitrust laws. The agreement was filed, in the form of a proposed final judgment, with the U.S. District Court for the District of Columbia on October 16, 1997. On October 24, 1997, the court entered a stipulation and order requiring the parties to abide by the provisions of the agreement pending expiration of the 60-day statutory notice and comment period and entry of final judgment, thereby permitting the parties to consummate the merger of Hughes Defense and Raytheon.
   A solicitation statement/prospectus of General Motors and Hughes Defense (in the name of HE Holdings) has been filed with the Securities and Exchange Commission and will be distributed to holders of GM $1-2/3 and Class H common stock in order to secure their approval of the proposed Hughes Transactions. If such approval is obtained, the Hughes Transactions could occur before the end of the year. In addition, the merger of Hughes Defense and Raytheon is subject to approval by Raytheon shareholders. No assurance can be given that the above transactions will be completed.
  No offering of Hughes Defense common stock or the new GM Class H common stock nor any solicitation by means of a proxy or written consent would be made except through the use of the solicitation statement/prospectus.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Concluded
                                  (Unaudited)

Note 5.
  In May 1997, Hughes and PanAmSat Corporation (PAS) completed the merger of their respective satellite service operations into a new publicly-held company. Hughes contributed its Galaxy(R) satellite services business in exchange for a 71.5% interest in the new company. Existing PAS stockholders received a 28.5% interest in the new company and $1.5 billion in cash. Such cash consideration and other funds required to consummate the merger were funded by new debt financing totaling $1.725 billion. This debt financing was provided by Hughes, which borrowed such funds from GM.

  For accounting purposes, the merger was treated by Hughes as an acquisition of 71.5% of PAS and accounted for using the purchase method. Accordingly, the purchase price was allocated to the net assets acquired, including intangible assets, based on estimated fair values at date of acquisition. In addition, the merger was treated as a partial sale of the Galaxy business by Hughes and resulted in a one-time pre-tax gain of $489.7 million ($318.3 million after-tax or $0.80 per share of GM Class H common stock).

  The preferred stock of PAS outstanding at the time of the merger was exchanged into 12 3/4% Senior Subordinated Notes on September 30, 1997.

  On November 3, 1997, Hughes entered into an agreement to sell substantially all of the assets and liabilities of the Hughes Avicom International, Inc. ("Hughes Avicom") business to Rockwell Collins, Inc. for cash. The sale is expected to close in the fourth quarter of 1997 pending regulatory approval and result in a gain.

Note 6.
  Earnings per share attributable to GM's Class H common stock was determined based on the Available Separate Consolidated Net Income (ASCNI) of Hughes divided by the weighted average number of common shares outstanding. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

  The ASCNI of Hughes for any quarterly period represents the separate consolidated net income of Hughes for such period, excluding the effects of GM purchase accounting adjustments arising from the acquisition of Hughes Aircraft Company (Earnings Used for Computation of Available Separate Consolidated Net Income), calculated for such period and multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class H common stock outstanding during the quarter (102 million and 98.8 million during the third quarters of 1997 and 1996, respectively) and the denominator of which was 399.9 million during the third quarters of 1997 and 1996.

Note 7.
  Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations," "liabilities," or "obligations." Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

Note 8.
  As previously reported, Hughes has maintained a suit against the U.S. Government since September 1973 regarding the Government's infringement and use of a Hughes patent (the "Williams Patent") covering "Velocity Control and Orientation of a Spin Stabilized Body," principally satellites. On June 17, 1994, the U.S. Court of Claims awarded Hughes damages of $114 million. Because Hughes believed that the record supported a higher royalty rate, it appealed that decision. The U.S. Government, contending that the award was too high, also appealed. On June 19, 1996, the Court of Appeals for the Federal Circuit (CAFC) affirmed the decision of the Court of Claims which awarded Hughes $114 million in damages, together with interest. The U.S. Government petitioned the CAFC for a rehearing. That petition was denied in October 1996. The U.S. Government then filed a petition with the U.S. Supreme Court seeking certiorari. On April 21, 1997 the U.S. Supreme Court, citing a recent decision it had rendered in Warner-Jenkinson v. Hilton Davis, remanded Hughes' suit over the Williams Patent back to the CAFC in order to have the CAFC determine whether the ruling in the Williams Patent matter was consistent with the U.S. Supreme Court's decision in the Warner-Jenkinson case. The previous liability decision of the Court of Claims in the Williams Patent matter, and its $114 million damage award to Hughes, currently remain in effect pending reconsideration of the case by the CAFC. Hughes is unable to estimate the duration of this reconsideration process. While no amount has been recorded in the financial statements of Hughes to reflect the $114 million award or the interest accumulating thereon, a resolution of this matter could result in a gain that would be material to the earnings of GM attributable to Class H common stock.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following management's discussion and analysis should be read in conjunction with the Hughes management's discussion and analysis included in GM's 1996 Annual report to the SEC on Form 10-K, the management's discussion and analysis relating to Hughes included in Exhibit 99 to GM's Quarterly Reports on Form 10-Q dated March 31, 1997 and June 30, 1997, and Current Reports on Form 8-K filed subsequent to the filing date for GM's 1996 Form 10-K. In addition, the following discussion excludes the purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company (see Supplemental Data beginning on page 41).

  Statements made concerning expected financial performance, ongoing financial performance strategies, and possible future actions which Hughes intends to pursue to achieve the strategic objectives for each of its three principal business segments constitute forward-looking information. The implementation of these strategies and future actions and the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors, and, accordingly, no assurance can be given that Hughes will be able to successfully accomplish its strategic objectives or achieve such financial performance. The principal important risk factors which could cause actual performance and future actions to differ materially from the forward-looking statements made herein include economic conditions, product demand and market acceptance, government action, competition, ability to achieve cost reductions, GM's global sourcing strategy with respect to automotive electronics, GM's North American Operations (GM-NAO) volumes, technological risk and interruptions to production attributable to causes outside Hughes' control.

Transactions Update

  On October 6, 1997, the GM Board of Directors approved the final terms for a series of related transactions (the "Hughes Transactions") designed to address strategic challenges facing the three principal businesses of Hughes and to unlock stockholder value in GM. The transactions approved by the GM Board of Directors include the tax-free spin-off of the defense electronics business of Hughes, known as Hughes Defense, to holders of GM $1-2/3 par value and Class H common stocks, to be followed immediately by the tax-free merger of that business with Raytheon Company. At the same time, Delco Electronics, the automotive electronics subsidiary of Hughes, would be transferred from Hughes to GM's Delphi Automotive Systems unit. Finally, GM Class H common stock would be recapitalized into a GM tracking stock linked to the telecommunications and space business of Hughes. (See Note 4 to the Hughes consolidated financial statements for additional information on the Hughes Transactions.)

Results of Operations

   Hughes reported 1997 third quarter earnings, before the effects of purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company, of $240.2 million, a 4.7% decrease from the $252.0 million reported in the third quarter of 1996. Earnings per share of GM Class H common stock decreased to $0.60 per share from $0.63 per share in the third quarter of 1996. These declines were principally due to lower operating margins at Delco Electronics caused by continued price reductions, partially offset by increased margins in the Telecommunications and Space segment resulting from DIRECTV subscriber growth and the PanAmSat merger.

   Revenues for the third quarter of 1997 were $4,112.7 million, an 8.0% increase from the $3,807.8 million reported in the third quarter of 1996. Costs and expenses as a percentage of revenues increased slightly to 91.3% from 90.0% in the third quarter of 1996. Income taxes were $112.8 million, or 31.6% of income before income taxes and minority interests, for the third quarter of 1997 compared with $144.7 million, or 37.9% of income before income taxes and minority interests, in the third quarter of 1996.

   The decrease in the effective tax rate for both the quarter and nine month period ended September 30, 1997 from approximately 41% to approximately 35% resulted primarily from the use of tax credits.

   Operating profit was $375.8 million for the quarter ended September 30, 1997, a 3.5% decrease from the operating profit of $389.3 million reported during the comparable period in 1996. The operating profit margin was 9.1% for the third quarter of 1997 compared with 10.2% in the third quarter of 1996.

   Telecommunications and Space segment revenues for the quarter ended September 30, 1997 were $1,242.2 million, an increase of 25.7% over revenues of $988.5 million reported in the prior year's third quarter. This growth was primarily due to continued expansion of the DIRECTV subscriber base in the United States and Latin America and increased revenues as a result of the PanAmSat merger.
Operating profit in the third quarter of 1997 increased to $115.0 million compared with $62.0 million reported in the same period of 1996. This increase was largely the result of improved performance in the domestic DIRECTV business and operating profit generated by PanAmSat. As a result, the third quarter operating profit margin increased to 9.2% compared with 6.2% last year.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The global telecommunications industry is highly competitive and undergoing rapid technological and structural change. The ability of the telecommunications and space business of Hughes to realize its strategic goals is accordingly subject to numerous uncertainties. However, based on the current business plan for the telecommunications and space business of Hughes and Hughes management's current assessment of industry conditions, Hughes management currently anticipates that the revenues and earnings of the telecommunications and space business of Hughes should each be able to grow at a compound rate of at least 20 percent per year through 2001. In general, the Telecommunications and Space segment systems businesses (principally the satellite manufacturing and network systems) are expected to have more moderate growth in revenues and earnings, with greater growth coming in the services businesses (principally the direct-to-home broadcast and satellite services).

   With respect to the worldwide DIRECTV businesses, particularly in the United States, Hughes is considering a number of strategic initiatives designed to expand its market share and enhance its competitive position. These include new distribution channels, new services, broader programming and marketing and other promotional strategies designed to address "barriers to entry" identified by consumers. To the extent that such strategies are implemented, subscriber acquisition costs are likely to increase and, as a result, the execution of such strategies is likely to affect the timing and amount of revenues and the overall profitability of the DIRECTV businesses. However, Hughes believes that early capture of market share and the establishment of market leadership are important to maximization of the long-term value of the DIRECTV businesses.

   On November 3, 1997, Hughes entered into an agreement to sell substantially all of the assets and liabilities of the Hughes Avicom International, Inc. ("Hughes Avicom") business to Rockwell Collins, Inc. for cash. The sale is expected to close in the fourth quarter of 1997 pending regulatory approval and result in a gain. The sale will allow Hughes to better focus on its core telecommunications and space business. Hughes Avicom is a supplier of products and services to the commercial airline market.

   The Automotive Electronics segment reported third quarter 1997 revenues of $1,209.5 million, a decrease of 5.1% from revenues of $1,274.6 million for the same period in 1996. The decline reflects a 9.3% decrease in Delco-supplied electronic content in GM vehicles, from $900 to $816 per vehicle, which more than offset a 9.8% increase in international and non-GM sales from $236 million to $259 million. Operating profit declined to $95.9 million in the third quarter of 1997 from $166.3 million in the comparable 1996 period. The decline was primarily due to price reductions resulting from competitive pricing in connection with GM's global sourcing initiative, and the impact from continued international expansion. As a result, third quarter operating profit margin declined to 8.0% from 13.1% in 1996.

   As the principal supplier of automotive electronics to GM-NAO, Hughes' sales of automotive electronics will continue to be heavily dependent on GM's production of vehicles in North America, the level of Hughes-supplied electronic content per GM vehicle, the price of such electronics, and the competitiveness of Hughes' product offerings. In this regard, it is anticipated that competition through GM's global purchasing process will negatively impact Hughes' sales to GM-NAO and result in a decline in the portion of GM-NAO automotive electronics supplied by Hughes. The segment's strategy is to aggressively reduce costs in order to minimize the effect of continuing price reductions and to manage the loss of GM-NAO market share by offering competitive products which increase electronic functionality through a focus on safety, security, communications, and convenience. The segment will also seek to improve its systems capability and cost competitiveness both internally and by developing key design, manufacturing, and marketing alliances and other relationships with mechanical and electrical automotive component suppliers.

   The international market for automotive electronic products is also highly competitive. The segment has refined its strategy for this market to focus on profitable growth as well as increased market share, and accordingly, will seek to enhance the cost competitiveness of its international operations.

   The competitive environment described above is making it increasingly difficult to maintain the level of operating profit margins realized in this segment in recent years as price and volume declines associated with GM's global souring initiatives more than offset Hughes' ability to achieve costs reductions. In response to the increased pressure on margins and to enhance future competitiveness, management is taking action to reduce the cost structure of the business. As a result of the factors described above, the operating margin is expected to be at low double digits for the remainder of 1997, and then show modest improvement in 1998 and 1999.

   In connection with Delco's planned integration with Delphi as part of the Hughes Transactions, Delco is participating with Delphi in a review of the adequacy of its strategy which focuses on the competitiveness of its operations, growth opportunities and increasing market share through technology leadership, quality, cost and responsiveness. Delco and Delphi are continuing to study the outlook for some of their major

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

product lines and their capacity to achieve Delphi's goals of increased growth and profitability. The findings of this study may result in the modifying, selling or closing of certain lines of business that are not performing as effectively as necessary to enable Delphi to meet its strategic plans, while further expanding and growing product lines which will help to meet corporate objectives. The study is expected to be completed in late 1997 or early 1998. Presently, Delco and Delphi cannot estimate the impact the findings of this study may have on Delco's existing lines of business and results of operations.

  The Aerospace and Defense Systems segment reported 1997 third quarter revenues of $1,628.4 million, a 6.8% increase over revenues of $1,524.5 million reported last year. The growth was principally due to the build-up of several newer programs, particularly information systems and services programs such as Hughes Air Warfare Center, Desktop V, and Wide Area Augmentation System, and the acquisition of the Marine Systems Group of Alliant Techsystems in March 1997. Operating profit for the third quarter of 1997 decreased slightly to $165.7 million compared with $167.1 million for the comparable period in 1996. The 1997 third quarter operating profit margin decreased to 10.2% as compared to 10.9% in 1996 primarily due to a continued sales mix shift toward information systems and services programs. Future operating profits could be adversely impacted by further reductions in the U.S. defense budget.

Liquidity and Capital Resources

   Cash and cash equivalents at September 30, 1997 were $1,443.1 million, an increase of $281.8 million from the $1,161.3 million reported at December 31, 1996. The increase was primarily due to the positive impact on cash of $258.8 million as a result of the PAS merger, the proceeds of $629.5 million from short-term commercial paper borrowings under an existing credit facility, and cash generated by operating activities, partially offset by the acquisition of the Marine Systems Group of Alliant Techsystems, Inc. for $143.3 million, capital expenditures, cash dividends paid to GM, and the repayment of $208.8 million of short-term borrowings.

   The completion of the PAS merger in the second quarter of 1997 had a significant impact on the liquidity and debt of Hughes. Existing PAS cash and non-current marketable securities of $296.9 million and $330 million, respectively, were acquired by Hughes as a result of the merger. Total Hughes long-term debt increased by the acquisition financing of $1,725 million provided by GM, as well as the assumption of the existing PAS debt of $613.4 million. Existing redeemable preferred stock of PAS amounting to $395.8 million was also assumed in connection with the merger and was subsequently exchanged into 12 3/4% Senior Subordinated Notes on September 30, 1997.

   Capital expenditures, including expenditures for telecommunications and other equipment, were $761.6 million through September 30, 1997, compared with $627.6 million for the same period in 1996 reflecting increased expenditures in the Telecommunications and Space segment, primarily for satellites.

   Long-term debt and capitalized leases were $2,836.1 million at September 30, 1997, consisting primarily of PAS related debt described above. The ratio of long-term debt and capitalized leases to the total of such debt and pro forma stockholder's equity was 28.3% at September 30, 1997 and 0.1% at December 31, 1996.

   As a measure of liquidity, Hughes' current ratio (ratio of current assets to current liabilities) of 1.72 at September 30, 1997 remained relatively unchanged from 1.61 at December 31, 1996. Working capital increased to $3,137.5 million at September 30, 1997 from $2,558.8 million at December 31, 1996.

   Hughes expects the remaining 1997 cash requirements prior to the consummation of the planned Hughes Transactions to result in additional short-term borrowings of up to $600.0 million under the Hughes commercial paper program.

  Cash flows for the fourth quarter of 1997 and beyond are expected to be negatively impacted by a change in the credit terms between Delco and GM-NAO for purchases of automotive electronics. Prior to the 1997 third quarter, GM-NAO had generally paid Delco for product shipments immediately upon billing. The policy governing Delco/GM-NAO credit terms was changed such that Delco and GM-NAO are implementing credit terms substantially equivalent to those given to GM-NAO's non-affiliated suppliers. This change in credit terms is subject to a four year phase-in period. However, if the spin-off of the Hughes defense business is completed with Delco transferred to Delphi, the credit terms for Delco will change, effective immediately after such transactions are completed, without any phase-in period.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

New Accounting Standards

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an entity classify items of other comprehensive income by their nature in that financial statement. In addition, the accumulated balance of other comprehensive income must be displayed separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Reclassification of financial statements for earlier periods, provided for comparative purposes, is required. SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 requires reporting segment profit or loss, certain specific revenue and expense items and segment assets. It also requires reconciliations of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to corresponding amounts reported in the financial statements. Restatement of comparative information for earlier periods presented is required in the initial year of application. Interim information is not required until the second year of application, at which time comparative information is required. SFAS No. 130 and No. 131 are effective for fiscal years beginning after December 15, 1997.

Security Ratings

  On April 24, 1997, Standard and Poor's Rating Services, a division of McGraw-Hill Companies, Inc., affirmed its security ratings of Hughes and indicated that the security ratings outlook for Hughes remains developing.

Supplemental Data

  The Consolidated Financial Statements reflect the application of purchase accounting adjustments as previously discussed. However, as provided in GM's Restated Certificate of Incorporation, as amended, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of the intangible assets associated with GM's purchase of Hughes Aircraft Company amounted to $30.5 million for the third quarters of 1997 and 1996. Such amounts were excluded from the earnings available for the payment of dividends on GM Class H common stock and were charged against the earnings available for the payment of dividends on GM's $1-2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company were $2,631.8 million at September 30, 1997 and $2,723.5 million at December 31, 1996.

  In order to provide additional analytical data to the users of Hughes' financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of Hughes available for the payment of dividends on the GM Class H common stock is determined, the pro forma data exclude purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in Hughes.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                 UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA*

             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                     Three Months Ended       Nine Months Ended
                                        September 30,           September 30,
                                       1997      1996         1997      1996
                                     -------   --------    --------   --------
                                 (Dollars in Millions Except Per Share Amounts)

Total Revenues                      $4,112.7   $3,807.8   $13,006.5 $11,590.4
Total Costs and Expenses             3,755.7    3,425.9    11,513.3  10,243.1
                                     -------    -------    --------  --------
Income before Income Taxes and
  Minority Interests                   357.0      381.9     1,493.2   1,347.3
Income Taxes                           112.8      144.7       498.1     508.4
Minority Interests in Net (Income)
  Losses of Subsidiaries                (4.0)      14.8        21.7      31.4
                                      ------     ------    --------   -------

Earnings Used for Computation of
  Available Separate Consolidated
  Net Income                          $240.2     $252.0     $1,016.8   $870.3
                                       =====      =====      =======    =====

Earnings Per Share Attributable to
  General Motors Class H Common Stock  $0.60      $0.63        $2.54    $2.18
                                        ====       ====         ====     ====



                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET



                                                    September 30,  December 31,
                 ASSETS                                  1997          1996
                                                    ------------   ------------
                                                       (Dollars in Millions)

Total Current Assets                                  $7,498.8       $6,758.4
Property - Net                                         2,934.0        2,886.6
Telecommunications and Other Equipment - Net           2,586.4        1,133.5
Intangible Assets, Investments, and Other Assets - Net 5,562.1        2,978.1
                                                      ---------     ---------
    Total Assets                                     $18,581.3      $13,756.6
                                                      ========       ========

                LIABILITIES AND STOCKHOLDER'S EQUITY

Total Current Liabilities                             $4,361.3       $4,199.6
Long-Term Debt and Capitalized Leases                  2,836.1           34.5
Postretirement Benefits Other Than Pensions,
  Other Liabilities, Deferred Credits, Minority
  Interests and Redeemable Preferred Stock of
  Subsidiary                                           4,205.7        3,066.1
    Total Stockholder's Equity **                      7,178.2        6,456.4
    Total Liabilities and Stockholder's Equity **    $18,581.3      $13,756.6


Certain  1996  amounts  have  been   reclassified   to  conform  with  the  1997
    presentation.

* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

** GM's equity in its wholly-owned subsidiary, Hughes. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                        PRO FORMA SELECTED SEGMENT DATA


                                       Three Months Ended    Nine Months Ended
                                         September 30,         September 30,
                                       ------------------    -----------------
                                       1997       1996         1997      1996
                                      ------     ------      -------   -------
                                          (Dollars in Millions)

Telecommunications and Space
Revenues
  Amount                            $1,242.2    $988.5     $3,870.3  $2,862.1
  As a percentage of Hughes Revenues    30.2%     26.0%        29.8%     24.7%
Net Sales                           $1,249.9    $993.9     $3,407.0  $2,765.2
Operating Profit(1)                   $115.0     $62.0       $162.3    $193.5
Operating Profit Margin(2)               9.2%      6.2%         4.8%      7.0%
Depreciation and Amortization(3)       $79.0     $53.9       $196.2    $141.8
Capital Expenditures(4)               $332.9    $109.3       $551.9    $344.9

Automotive Electronics
Revenues
  Amount                            $1,209.5  $1,274.6     $4,116.6  $4,099.1
  As a percentage of Hughes Revenues    29.4%     33.5%        31.6%     35.4%
Net Sales                           $1,205.1  $1,267.6     $4,095.9  $4,068.0
Operating Profit(1)                    $95.9    $166.3       $375.9    $562.0
Operating Profit Margin(2)               8.0%     13.1%         9.2%     13.8%
Depreciation and Amortization          $58.1     $48.2       $169.9    $147.5
Capital Expenditures                   $36.9     $53.5       $109.2    $155.9

Aerospace And Defense Systems
Revenues
  Amount                            $1,628.4  $1,524.5     $4,912.6  $4,546.7
  As a percentage of Hughes Revenues    39.6%     40.0%        37.8%     39.2%
Net Sales                           $1,624.8  $1,529.3     $4,904.7  $4,543.5
Operating Profit(1)                   $165.7    $167.1       $502.0    $486.4
Operating Profit Margin(2)              10.2%     10.9%        10.2%     10.7%
Depreciation and Amortization(3)       $39.5     $43.9       $116.0    $109.9
Capital Expenditures                   $28.5     $50.6        $96.6    $105.7

Corporate And Other
Operating Profit (Loss)(1)             $(0.8)    $(6.1)       $(0.5)   $(17.0)



Certain  1996  amounts  have  been   reclassified   to  conform  with  the  1997
  presentation.

* The  summary  excludes  purchase   accounting   adjustments  related  to  GM's
  acquisition of Hughes Aircraft Company.

(1) Net Sales less Total Costs and Expenses other than Interest Expense.
(2) Operating Profit as a percentage of Net Sales.
(3) Excludes amortization of purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company amounting to $5.3 million in each of the third quarters and $15.9 million in each of the nine-month periods for the Telecommunications and Space segment; and $25.2 million in each of the third quarters and $75.6 million in each of the nine-month periods for the Aerospace and Defense Systems segment.
(4) Includes expenditures related to telecommunications and other equipment amounting to $280.6 million, $38.7 million, $410.2 million, and $142.6 million, respectively.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

           UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA* - Concluded

                       PRO FORMA SELECTED FINANCIAL DATA


                                      Three Months Ended    Nine Months Ended
                                         September 30,        September 30,
                                         1997     1996        1997     1996
                                       -------  --------    -------  --------
                                 (Dollars in Millions Except Per Share Amounts)

Operating profit                      $375.8    $389.3     $1,039.7  $1,224.9
Income before income taxes and
  minority interests                  $357.0    $381.9     $1,493.2  $1,347.3
Earnings used for computation of available
  separate consolidated net income    $240.2    $252.0     $1,016.8    $870.3
GM Class H dividend base shares (1)    399.9     399.9        399.9     399.9
Stockholder's Equity                $7,178.2  $6,271.8     $7,178.2  $6,271.8
Dividends per share of GM Class H
  common stock                         $0.25     $0.24        $0.75     $0.72
Working capital                     $3,137.5  $3,017.7     $3,137.5  $3,017.7
Operating profit as a percent of
  net sales                              9.1%     10.2%         8.3%     10.7%
Income before income taxes and minority
  interests as a percent of net sales    8.7%     10.0%        11.9%     11.8%
Net income as percent of net sales       5.8%      6.6%         8.1%      7.6%




Certain  1996  amounts  have  been   reclassified   to  conform  with  the  1997
presentation.

  * The summary excludes GM purchase accounting adjustments related to the acquisition of Hughes Aircraft Company.

(1) GM Class H dividend base shares is used in calculating earnings per share attributable to GM Class H common stock. This is not the same as the average number of GM Class H shares outstanding, which was 102 million for the third quarter of 1997 and 98.8 million for the third quarter of 1996.






                                 * * * * * *